                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*


                                 Onsale, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  682838-10-7
--------------------------------------------------------------------------------
                                (CUSIP Number)

                   BRIAN W. BENDER, CHIEF FINANCIAL OFFICER
                               EGGHEAD.COM, INC.
                            521 S.E. CHKALOV DRIVE
                          VANCOUVER, WASHINGTON 98683

                                (360) 883-3447
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 JULY 13, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 682838-10-7                                     PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Egghead.com, Inc.          I.R.S. Identification No.:  91-1296187
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      N/A
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, 00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Washington
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,901,090 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             10,109,724 (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,901,090

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      14,010,814 (1)(2)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      71.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) In the event the Option (discussed in Items 3 and 4 below) becomes exercisable and is exercised in full, Egghead.com will have sole voting power with respect to that number of shares equal to 19.9% of the then outstanding shares of Common Stock of Onsale, which, based upon the 19,603,467 shares of Onsale Common

                                    2 of 12

     Stock outstanding as of July 13, 1999 (as represented by Onsale in the Merger Agreement discussed in Items 3 and 4) currently equals 3,901,090 shares of Onsale Common Stock. Prior to the exercise of the Option, Egghead.com is not entitled to any rights as a stockholder of Onsale as to the shares of Onsale Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Egghead.com expressly disclaims beneficial ownership of any of the shares of Onsale Common Stock which are purchasable by Egghead.com upon exercise of the Option until such time as Egghead.com purchases any such shares of Onsale Common Stock upon any such exercise.

(2) 10,109,724 shares of Onsale Common Stock are subject to Voting Agreements entered into by Egghead.com and certain stockholders of Onsale (discussed in Items 3 and 4 below). Egghead.com expressly disclaims beneficial ownership of any of the shares of Onsale Common Stock covered by the Voting Agreements. Based on the number of shares of Onsale Common Stock outstanding as of July 13, 1999 (as represented by Onsale in the Merger Agreement discussed in Items 3 and 4), the number of shares of Onsale Common Stock indicated represents approximately 51.6% of the outstanding Onsale Common Stock, excluding the shares of outstanding shares of Onsale Common Stock issuable upon exercise of the Option.

                                    3 of 12

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the Common Stock of Onsale, Inc., a Delaware corporation ("Onsale" or "Issuer"). The principal executive offices of Onsale are located at 1350 Willow Road, Menlo Park, California, 94025.

Item 2.  Identity and Background.

The name of the corporation filing this statement is Egghead.com, Inc., a Washington corporation ("Egghead.com"). Egghead.com is a leading online retailer of personal computer hardware, software, peripherals and accessories. The address of Egghead.com's principal business is 521 S.E. Chkalov Drive, Vancouver, Washington 98683.

Set forth on Schedule A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Egghead.com as of the date hereof.

To Egghead.com's knowledge, no person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To Egghead.com's knowledge, except for George P. Orban, who is a citizen of Canada, each of the individuals identified on Schedule A is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger dated as of July 13, 1999 (the "Merger Agreement"), among Onsale, EO Corporation, a Washington corporation and wholly-owned subsidiary of Onsale ("Merger Sub") and Egghead.com, and subject to the conditions set forth therein (including approval by stockholders of Onsale and the shareholders of Egghead.com), Merger Sub will merge with and into Egghead.com and Egghead.com will become a wholly-owned subsidiary of Onsale (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Egghead.com with Egghead.com remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of Egghead.com Common Stock, other than shares owned by Merger Sub, Onsale or any wholly-owned subsidiary of Onsale, will be converted into the right to receive .565 shares (the "Exchange Ratio") of Onsale Common Stock, and each outstanding option to purchase Egghead.com's Common Stock under Egghead.com's stock option plans (each, an "Egghead.com Common Stock Option") will be assumed by Onsale (each, an "Assumed Option"). Each Assumed Option will become an option to purchase that number of shares of Onsale Common Stock as is equal to the number of shares of Egghead.com Common Stock that was subject to such option immediately prior to the Merger except that each Assumed Option will be exercisable for that number of whole shares of Onsale Common Stock equal to the product of the number of shares of Egghead.com Common Stock that were issuable upon exercise of such Assumed Option immediately prior to the Merger multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Onsale Common Stock and the per share exercise price for the shares of Onsale Common Stock issuable upon exercise of such Assumed Option will be equal to the quotient determined by dividing the exercise price per share of Egghead.com Common Stock at which such Assumed Option was exercisable immediately prior to the Merger by the Exchange Ratio, rounded up to the nearest whole cent.

As an inducement to Egghead.com to enter into the Merger Agreement, Egghead.com and Onsale entered into the Parent Stock Option Agreement dated as of July 13, 1999 (the "Stock Option Agreement") pursuant to which Onsale granted Egghead.com the right (the "Option"), under certain conditions, to acquire up to the number of shares of Onsale Common Stock sufficient to give Egghead.com ownership of 19.9% of Onsale's outstanding Common Stock. Onsale's obligation to issue shares pursuant to the exercise of the Option is subject to the occurrence of certain events (discussed in Item 4 below), which may not occur. The granting of the Option was negotiated as a material term of the entire Merger transaction. Egghead.com did not pay additional consideration to Onsale in connection with Onsale entering into the Stock

                                    4 of 12

Option Agreement and granting the Option. In the event the Option becomes exercisable, Egghead.com anticipates it will use working capital for any exercise of the Option.

As a further inducement for Egghead.com to enter into the Merger Agreement and in consideration thereof, certain stockholders of Onsale (the "Stockholders") entered into a Parent Voting Agreement (as such term is defined in the Merger Agreement), dated as of July 13, 1999 with Egghead.com (collectively, the "Voting Agreements") whereby the Stockholders agreed, severally and not jointly, to vote, among other things, all of the shares of Onsale Common Stock beneficially owned by them in favor of the issuance of the shares of Onsale Common Stock pursuant to the Merger and in favor of an amendment to Onsale's Certificate of Incorporation to change the name of Onsale to "Egghead.com, Inc.," effective at the Effective Time (as such term is defined in the Merger Agreement), and to increase the authorized number of shares of Onsale Common Stock so as to permit the transactions contemplated by the Merger and, to the extent that approval by Onsale's stockholders is required under the Delaware General Corporation Law, in favor of the Merger, the execution and delivery by Onsale of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement, and any action required in furtherance thereof.

References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the form of Parent Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

Item 4.  Purpose of Transaction.

(a)-(b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Onsale, with and into Egghead.com in a statutory merger pursuant to the Washington Business Corporation Act. At the effective time of the Merger, the separate existence of Merger Sub will cease and Egghead.com will continue as the Surviving Corporation and as a wholly-owned subsidiary of Onsale. Each holder of outstanding Egghead.com Common Stock will receive, in exchange for each share of Egghead.com Common Stock held by such holder, .565 shares of Onsale Common Stock. Onsale will assume each Egghead.com Stock Option.

               Each of the Stockholders has, by executing a Voting Agreement, agreed to vote such portion of the 10,109,724 shares, collectively, of Onsale Common Stock (the "Shares") beneficially owned by them as described below. The Stockholders and the number of outstanding shares beneficially owned by each of them as of July 13, 1999, is set forth in Schedule B hereto which is hereby incorporated by this reference.

               Pursuant to the Voting Agreements, the Stockholders have agreed, at every Onsale stockholders meeting and on every action or approval by written consent in lieu of such meeting, to cause the Shares to be voted in favor of: (i) the issuance of the shares of Onsale Common Stock pursuant to the Merger, (ii) and an amendment to Onsale's Certificate of Incorporation to change the name of Onsale to "Egghead.com, Inc.," effective at the Effective Time (as such term is defined in the Merger Agreement), (iii) to increase the authorized number of shares of Onsale Common Stock so as to permit the transactions contemplated by the Merger, and (iv) to the extent that approval by Onsale's stockholders is required under the Delaware General Corporation Law, in favor of the Merger, the execution and delivery by Onsale of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement, and any action required in furtherance thereof. The Stockholders may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII of the Merger Agreement.

               Pursuant to the Stock Option Agreement Onsale granted Egghead.com the Option, under certain conditions, to acquire up to the number of shares of Onsale Common Stock sufficient to give Egghead.com ownership of 19.9% of Onsale's outstanding Common Stock. Onsale's obligation to issue shares pursuant to the exercise of the Stock Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general,

                                    5 of 12
     an Exercise Event may be deemed to occur: (a) if (i) the occurrence of a Parent Triggering Event (as such term is defined in the Merger Agreement),
     (ii) a public announcement of an Option Acquisition Proposal (as defined below) is made prior to the date the Merger Agreement is terminated pursuant to the terms thereof (the "Merger Termination Date") and the occurrence of one or more of the following on or after the date of the announcement of an Option Acquisition Proposal: (1) the requisite vote of the stockholders of Onsale in favor of the issuance of shares of Onsale Common Stock pursuant to the Merger and the amendment of Onsale's Certificate of Incorporation to change the name of Onsale to "Egghead.com, Inc.," and to increase the authorized number of shares of Onsale Common Stock so as to permit the transactions contemplated by the Merger Agreement, is not obtained at Onsale's Stockholders' Meeting (as such term is defined in the Merger Agreement); (2) the commencement of a tender offer or exchange offer for 15% or more of the outstanding shares of Onsale Common Stock (other than by Egghead.com or an affiliate of Egghead.com); or
     (3) for any reason Onsale fails to call and hold the Onsales Stockholders' Meeting by the Outside Date (as such term is defined in the Merger Agreement), or (iii) the commencement of a solicitation within the meaning of Rule 14a-1(1) by any person or entity other than Egghead.com or its Board of Directors (or any person or entity acting on behalf of Egghead.com or its Board of Directors) seeking to alter the composition of Onsale's Board of Directors. For purposes of the Stock Option Agreement, "Option Acquisition Proposal" means any offer or proposal (other than an offer or proposal by Egghead.com) relating to any transaction or series of related transactions involving: (A) any purchase from Onsale or acquisition by any person or "group" (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of more than a 10% interest in the total outstanding voting securities of Onsale or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" beneficially owning 10% or more of the total outstanding voting securities of Onsale or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Onsale; (B) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 10% of the assets of Onsale (other than in the ordinary course of business); or (C) any liquidation or dissolution of Onsale.

               The Option will terminate on the earliest to occur of: (i) the effective time of the Merger; (ii) termination of the Merger Agreement under
Section 7.1(a) or (c) thereof; (iii) 14 months following the termination of the Merger Agreement under any other section thereof; or (iv) later in limited circumstances related to governmental clearance.

               The purpose of the transactions under the Voting Agreements and the Stock Option Agreement are to enable Egghead.com and Onsale to consummate the transactions contemplated by the Merger Agreement.

(c)  Not applicable.

(d)  Not applicable.

(e) Other than as a result of the Merger described in Item 3 above, not applicable.

(f)  Not applicable.

(g)  Not applicable.

(h)-(i) The Common Stock of Issuer will continue to be registered under the Securities Act of 1934, as amended, and listed on the Nasdaq National Market. However, Issuer's Common Stock will trade under the symbol "EGGS" after the Effective Time (as such term is defined in the Merger Agreement).

                                    6 of 12

(j) Other than described above, Egghead.com currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)
     - (j) of Schedule 13D (although Egghead.com reserves the right to develop such plans).

     References to, and descriptions of, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the form of Parent Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) As a result of the Voting Agreements, Egghead.com may be deemed to be the beneficial owner of at least 10,109,724 shares of Onsale Common Stock. Such Onsale Common Stock constitutes approximately 51.6% of the issued and outstanding shares of Onsale Common Stock based on the number of shares of Onsale Common Stock outstanding as of July 13, 1999 (as represented by Onsale in the Merger Agreement discussed in Items 3 and 4). Egghead.com may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, Egghead.com (i) is not entitled to any rights as a stockholder of Onsale as to the Shares and (ii) disclaims any beneficial ownership of the shares of Onsale Common Stock which are covered by the Voting Agreements.

     In the event the Option becomes exercisable and is exercised in full, Egghead.com will have the sole power to vote, and the sole power to dispose of, that number of shares equal to 19.9% of the then outstanding shares of Onsale Common Stock, which, based upon the 19,603,467 shares of Onsale Common Stock outstanding as of July 13, 1999, currently equals 3,901,090 shares of Onsale Common Stock.

     To the knowledge of Egghead.com, the following persons listed on Schedule A have ownership interests in Onsale:

               (i) Orban Partners, a general partnership, beneficially owns 5,000 shares of Onsale Common Stock. George P. Orban, Chairman of the Board of Directors and Chief Executive Officer of Egghead.com, is the managing partner of Orban Partners.

(c) To the knowledge of Egghead.com, no transactions in the class of securities reported have been effected during the past sixty days by any person named in response to Item 5(a)-(b).

(d) Certain persons not named pursuant to Item 2 may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in clause (i) in Item 5(a)-(b) above. To the knowledge of Egghead.com, except as described in the foregoing sentence, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Onsale.

(e)  N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements and the Stock Option Agreement, to the knowledge of Egghead.com, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Onsale, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                    7 of 12

Item 7.  Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

1. Agreement and Plan of Merger, dated July 13, 1999 by and among Onsale, Merger Sub and Egghead.com. (incorporated by reference to exhibits to the Report on Form 80K filed on Egghead.com on July 23, 1999 (File No. 000-16930)).

2. Form of Parent Voting Agreement, dated July 13, 1999, between Egghead.com and certain stockholders of Onsale (incorporated by reference to exhibits to the Report on Form 8-K filed on Egghead.com on July 23, 1999 (File No. 000-16930)).

3. Stock Option Agreement dated July 13, 1999 by and between Egghead.com and Onsale (incorporated by reference to exhibits to the Report on Form 8-K filed on Egghead.com on July 23, 1999 (File No. 000-16930)).

                                    8 of 12

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              EGGHEAD.COM, INC.


                              By:  /s/ Brian W. Bender
                                  --------------------
                                   Brian W. Bender
                                   Chief Financial Officer, Vice President
                                   and Secretary

                                    9 of 12

                                   SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                               EGGHEAD.COM, INC.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Egghead.com. Except as indicated below, the business address of each such person is 521 S.E. Chkalov Drive, Vancouver, WA 98683.

Name and Title                                          Present Principal Occupation
George P. Orban                                         Chairman of the Board of Directors
Chairman of the Board of Directors and                  and Chief Executive Officer of Egghead.com
Chief Executive Officer

Brian W. Bender                                         Chief Financial Officer, Vice President of
Chief Financial Officer, Vice President                 Finance of Egghead.com
of Finance and Secretary

Tommy E. Collins                                        Vice President of Information Systems and
Vice President of Information Systems and               Chief Technology Officer of Egghead.com
Chief Technology Officer

Norman F. Hullinger                                     Vice President of Sales and Operations
Vice President of Sales and Operations                  of Egghead.com

James Kalasky                                           Vice President of Merchandising and Advertising
Vice President of Merchandising and Advertising         of Egghead.com

Jonathan Brodeur                                        President and Director, Surplus Direct
Director                                                521 S.E. Chkalov Drive
                                                        Vancouver, Washington 98683

C. Scott Gibson                                         Consultant
Director                                                Gibson Enterprises
                                                        1900 Twin Points Road
                                                        Lake Oswego, Oregon 97034

Eric P. Robison                                         Business Development Associate
Director                                                Vulcan Ventures, Inc.
                                                        110 110th Avenue N.E., Suite 550
                                                        Bellevue, Washington  98004

Robert T. Wall                                          President
Director                                                OnPoint Developments, L.L.C
                                                        2320 Hyde Street
                                                        San Francisco, California 94109

Karen White                                             Senior Vice President, Worldwide Business
Director                                                Development and Emerging Markets
                                                        Oracle Corporation
                                                        500 Oracle Parkway, Box 5op 10
                                                        Redwood Shores, California 94065

                                   10 of 12

Name and Title                                          Present Principal Occupation
Melvin A. Wilmore                                       President, Chief Operating Officer and director
Director                                                Ross Stores, Inc.
                                                        8333 Central Avenue
                                                        Newark, California 94560

                                   11 of 12

                                   SCHEDULE B

Stockholder                             Shares Beneficially Owned
-----------                             -------------------------
S. Jerrold Kaplan                                 5,048,960

Alan Fisher                                       3,318,185

Razi Moihuddin                                    1,741,315

John Labbett                                            564

Bari Abdul                                              700


                            12 of 12